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                              October 1, 2021

       Marc de Garidel
       Chief Executive Officer
       CinCor Pharma, Inc.
       4375 Medpace Way
       Cincinnati, OH 45227

                                                        Re: CinCor Pharma, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed August 27,
2021
                                                            CIK No. 0001868734

       Dear Mr. de Garidel:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1.                                                   Please delete
statements indicating or implying safety or efficacy throughout your filing.
                                                        Safety and efficacy
determinations are solely within the authority of the FDA or similar foreign regulators and
are assessed throughout all clinical trial phases. For example, we note the following
statements:

                                                              We believe data
from this trial has the potential to demonstrate that CIN-107 may enable patients to
achieve blood pressure control at an earlier time point using fewer antihypertensive
agents.
                                                              By virtue of its
mechanism of action and the pharmacokinetics and
 Marc de Garidel
FirstName  LastNameMarc de Garidel
CinCor Pharma,  Inc.
Comapany
October    NameCinCor Pharma, Inc.
        1, 2021
October
Page 2 1, 2021 Page 2
FirstName LastName
              pharmacodynamics profile observed in Phase 1 trials, we believe that CIN-107 could be an ideal drug to address the excess aldosterone synthesis that is the hallmark of
              PA.
                By virtue of its mechanism of action of directly inhibiting aldosterone synthesis, we believe there is strong rationale for the use of CIN-107 in CKD. We believe CIN-
              107 has the potential to lower overall systemic aldosterone levels, which not only drives a blood pressure lowering effect, but also has a direct effect on the progression of CKD by reducing the non-genomic effects of aldosterone.
                Based on CIN-107   s mechanism of directly inhibiting the
synthesis of aldosterone,
              we believe CIN-107 is well-suited to address the excess aldosterone levels resulting from PA and, thereby, treat the associated hypertension.
                Based on the significant reductions of aldosterone levels that we have observed with
              CIN-107 in our preclinical studies and Phase 1 trials, we believe CIN-107 has the potential to reduce the aldosterone-mediated end-organ effects on the kidney, and, thereby, modify the progression of CKD.
                Unlike currently available RAAS-modifying antihypertensive agents, CIN-
              107 directly reduces the amount of aldosterone produced rather than inhibiting intermediary steps along the RAAS axis. As a result, CIN-107 not only modulates the genomic, blood pressure-lowering effects of aldosterone, but also has the potential to
              mitigate aldosterone   s non-genomic effects that contribute to
the pathophysiology of
              several cardio-renal diseases.
                The results from this trial confirmed the ability of CIN-107 to significantly lower aldosterone levels in a dose-dependent manner at daily doses of 5 mg of CIN-107 or less without affecting levels of cortisol or its precursors.
                We believe these results provide further confirmation that CIN-107 is highly selective in inhibiting aldosterone synthase with no effect on cortisol synthesis.

         Please revise this disclosure and similar statements throughout your prospectus to remove any suggestion that there is an expectation that your product candidate will be effective or will have improved performance. You may provide a summary of the objective observations from your trials without stating your conclusions or predictions.
         Additionally, discussions of your trial observations are more appropriate in the Business section where full and proper context can be provided.
Our Pipeline, page 2

2. Please explain the references to "brightn: and "spark-PA." CIN-107 Overview, page 3

3. We note your disclosure in this section that CIN-107 "significantly lowered" aldosterone levels without affecting cortisol levels across a wide range of doses in multiple preclinical in vivo studies, that the selectivity of CIN-107 was "further confirmed" in multiple Phase 1 clinical trials in healthy volunteers, and that 10 mg of CIN-
 Marc de Garidel
FirstName  LastNameMarc de Garidel
CinCor Pharma,  Inc.
Comapany
October    NameCinCor Pharma, Inc.
        1, 2021
October
Page 3 1, 2021 Page 3
FirstName LastName
         107 demonstrated "near complete suppression" of aldosterone levels in the single ascending dose trial. Please revise these statements and similar statements made in the chart beginning on page 100 to remove any implication that CIN-107 is effective as determinations of efficacy are solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy, and such discussion is more appropriate in the Business section.
Risk Factors, page 13

4. Given the length of your risk factor section, please revise to comply with Regulation S-K
         Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption "General Risk Factors."
Our amended and restated certificate of incorporation provides that the Court of Chancery of the
State of Delaware, page 69

5. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
Market and Industry Data, page 72

6. We note your disclosure that you obtained the industry, statistical and market data included in the prospectus from your own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties, and the sources of such data cannot guarantee the accuracy or completeness of such information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.
Summary of Completed Phase 1 Clinical Trials of CIN-107, page 100

7. Please revise to disclose the primary and secondary endpoints and whether they were met.
Our Solution--CIN-107, page 107

8. We note your disclosure in this section that you believe CIN-107 has the potential to become the "standard-of-care" for the treatment of hypertension, including potential use as an earlier line of therapy. This statement implies that your product candidate will be effective and will replace the current standard of care before a competing product candidate does, neither of which is appropriate at this stage of development. Please revise your registration statement to remove this language.
Additional Planned Clinical Trials for CIN-107 in Hypertension
Planned Pivotal Phase 3 Clinical Trials in Hypertension, page 108
 Marc de Garidel
FirstName  LastNameMarc de Garidel
CinCor Pharma,  Inc.
Comapany
October    NameCinCor Pharma, Inc.
        1, 2021
October
Page 4 1, 2021 Page 4
FirstName LastName
9. We note your disclosure that you expect to satisfy the safety database requirement based on the combination of your ongoing and planned Phase 2 clinical trials and your planned
         Phase 3 pivotal clinical trials of CIN-107. Please explain the reference to "safety database requirement" and tate that there is no guarantee that you will not have to complete additional trials or studies.
CIN-107 for the Treatment of Chronic Kidney Disease
Preclinical Data, page 110

10. Please revise your disclosure that you believe the "encouraging" results of the in vivo preclinical study discussed in this section support the further evaluation of CIN-
         107 in a clinical trial to assess the potential of CIN-107 in delaying the progression of
         CKD to avoid any suggestion that your product candidate has demonstrated safety or efficacy.
License with Roche, page 112

11. Please revise to narrow the your disclosure of the applicable royalty percentage to a range that is clearly ten percentage points or less.
Intellectual Property, page 113

12. For each of your patent portfolios, please revise to disclose the material foreign jurisdictions where you own or license patents or patent applications. Management
Non-Employee Directors, page 126

13. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Ignelzi should serve as a director for your company, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.
Employment Arrangements with Our Named Executive Officers, page 137

14. We note your disclosure that you have entered into employment agreements with Mr. de
         Garidel, Dr. Isaacsohn and Ms. Pearce. Please file these agreements as exhibits. Refer to
         Item 601(b)(10) of Regulation S-K for guidance.
Principal Stockholders, page 151

15. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by CinRx Pharma LLC.
General

16. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
 Marc de Garidel
CinCor Pharma, Inc.
October 1, 2021
Page 5
         present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameMarc de Garidel                               Sincerely,
Comapany NameCinCor Pharma, Inc.
                                                                Division of
Corporation Finance
October 1, 2021 Page 5                                          Office of Life
Sciences
FirstName LastName